

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

February 4, 2016

Via E-mail
Mr. Hisham A. Kader
Chief Financial Officer
Carey Watermark Investors Incorporated
50 Rockefeller Plaza
New York, NY 10020

Re: **Carey Watermark Investors Incorporated**
      Form 10-K for the fiscal year ended December 31, 2014
      Filed March 12, 2015
      File No. 0-54263

Dear Mr. Kader:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief
Office of Real Estate and
Commodities